Direct dial: 248.204.8590	Holly A. Moltane	email: hmoltane@meadowbrook.com
March 23, 2007
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:	Meadowbrook Insurance Group, Inc. Preliminary Proxy Statement
Ladies and Gentlemen:
     On behalf of Meadowbrook Insurance Group, Inc. (“Meadowbrook”), transmitted herewith for filing pursuant to Rule 14a-6(a) is a form of preliminary proxy statement and form of proxy of Meadowbrook to be furnished to the shareholders of Meadowbrook in connection with the 2007 Annual Meeting of Shareholders. As this preliminary proxy material does not relate to any acquisition, merger, spin-off, consolidation or other disposition, we understand no filing fee is required.
     The Annual Meeting of Shareholders relates to the following matters:
1.	Election of four directors;

2.	Ratification of the appointment of Ernst & Young, LLP as the Company’s independent registered public accounting firm; and

3.	Voting upon a proposal to amend Meadowbrook’s Articles of Incorporation to increase the number of authorized shares.
     Our current schedule contemplates that definitive proxy materials will be mailed to Meadowbrook’s shareholders on, or before April 11, 2007 after consideration and resolution of any comments to these preliminary proxy materials by Commission staff.
     We thank you in advance for your prompt attention to these materials and request that you please direct any questions or comments to the undersigned at (248) 204-8590.

Best Regards,
/s/ Holly A. Moltane
Holly A. Moltane
Director of External Financial Reporting

HAM/dmd

Cc:	Michael G. Costello